UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
MCDERMOTT INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

580037703
(CUSIP Number)

September 30, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 580037703	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chatterjee Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 600,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 600,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%*
12	TYPE OF REPORTING PERSON OO

*	See Item 4 for additional information.

CUSIP No. 580037703	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MCPI Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,573,300*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,573,300*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,573,300*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%*
12	TYPE OF REPORTING PERSON FI

*	See Item 4 for additional information.

CUSIP No. 580037703	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Labvantage Solutions Technologies Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,876,900*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,876,900*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,876,900*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%*
12	TYPE OF REPORTING PERSON FI

*	See Item 4 for additional information.

CUSIP No. 580037703	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TCG Lifesciences Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,876,900*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,876,900*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,876,900*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%*
12	TYPE OF REPORTING PERSON FI

*	See Item 4 for additional information.

CUSIP No. 580037703	SCHEDULE 13G	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CSL Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,876,900*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,876,900*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,876,900*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%*
12	TYPE OF REPORTING PERSON FI

*	See Item 4 for additional information.

CUSIP No. 580037703	SCHEDULE 13G	Page 7 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chatterjee Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,631,242*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,631,242*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,631,242*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%*
12	TYPE OF REPORTING PERSON PN

*	See Item 4 for additional information.

CUSIP No. 580037703	SCHEDULE 13G	Page 8 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Purnendu Chatterjee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,231,242*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,231,242*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,231,242*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%*
12	TYPE OF REPORTING PERSON IN

*	See Item 4 for additional information.

CUSIP No. 580037703	SCHEDULE 13G	Page 9 of 11

ITEM 1.	(a)	Name of Issuer: McDermott International, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices: 757 N. Eldridge Parkway Houston, Texas 77079

ITEM 2.	(a)
Name of Person Filing: This report on Schedule 13G, is being jointly filed by (i) Chatterjee Charitable Foundation, a New York charitable trust (“CCF”); (ii) MCPI Holdings Limited, a company incorporated in Mauritius (“MCPI”); (iii) Labvantage Solutions Technologies Limited, a company incorporated in Mauritius (“LVST”); (iv) TCG Lifesciences Limited, a company incorporated in Mauritius (“TCGLF”); (v) CSL Holdings Limited, a company incorporated in Mauritius (“CSL”); (vi) Chatterjee Fund Management, L.P., a Delaware limited partnership (“CFM”) and (vii) Purnendu Chatterjee, as the General Partner of CFM (“Dr. Chatterjee” and, together with CCF, MCPI, LVST, TCGLF, CSL and CFM, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1.

	(b)	Address of Principal Business Office, or if none, Residence: 888 Seventh Avenue, 37th Floor New York, NY 10106

	(c)	Citizenship: CFM is organized under the laws of the State of Delaware. Dr. Chatterjee is a citizen of the United States of America.

	(d)	Title of Class of Securities: Common Stock, par value $1.00 per share (“Common Stock”)

	(e)	CUSIP Number: 580037703

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

(a) – (c) Amount beneficially owned, percent of class, number of shares as to which each person has sole or shared power to vote or direct the vote; sole or shared power to dispose or direct the disposition of:

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

CCF directly holds 600,000 shares of the Issuer’s Common Stock constituting approximately 0.3% of the total issued and outstanding shares of the Common Stock of the Issuer.

MCPI directly holds 3,573,300 shares of the Issuer’s Common Stock constituting approximately 2.0% of the total issued and outstanding shares of the Issuer’s Common Stock.

CUSIP No. 580037703	SCHEDULE 13G	Page 10 of 11

LVST directly holds 6,876,900 shares of the Issuer’s Common Stock constituting approximately 3.8% of the total issued and outstanding shares of the Issuer’s Common Stock.

TCGLF is the parent company of LVST and CSL is the parent company of TCGLF.  As a result, each of TCGLF and CSL may be deemed to beneficially own the 6,876,900 shares of the Issuer’s Common Stock held by LVST.

CFM directly holds 7,181,042 shares of the Issuer’s Common Stock and, as the parent company of CSL and MCPI, may be deemed to beneficially own the 3,573,300 shares of the Issuer’s Common Stock held by MCPI and the 6,876,900 shares of the Issuer’s Common Stock held by LVST.  Together, the 17,631,242 shares beneficially owned by CFM constitute approximately 9.7% of the total issued and outstanding shares of the Issuer’s Common Stock.

Dr. Chatterjee is the general partner of CFM and the trustee of CCF.  As such, Dr. Chatterjee may be deemed to beneficially own an aggregate of 18,231,242 shares of Common Stock consisting of the shares held by CCF, MCPI, LVST and CFM.  Ownership percentages are based on 181,729,320 shares of Common Stock reported as issued and outstanding as of July 25, 2019, in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2019.

Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit Index

Exhibit	Description

99.1	Joint Filing Agreement, dated October 4, 2019.

CUSIP No. 580037703	SCHEDULE 13G	Page 11 of 11

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 2019

CHATTERJEE CHARITABLE FOUNDATION

By:	/s/ Purnendu Chatterjee
	Name:	Purnendu Chatterjee
	Title:	Trustee

MCPI HOLDINGS LIMITED

By:	/s/ Purnendu Chatterjee
	Name:	Purnendu Chatterjee
	Title:	Director

LABVANTAGE SOLUTIONS TECHNOLOGIES LIMITED

By:	/s/ Purnendu Chatterjee
	Name:	Purnendu Chatterjee
	Title:	Director

TCG LIFESCIENCES LIMITED

By:	/s/ Purnendu Chatterjee
	Name:	Purnendu Chatterjee
	Title:	Director

CSL HOLDINGS LIMITED

By:	/s/ Purnendu Chatterjee
	Name:	Purnendu Chatterjee
	Title:	Director

CHATTERJEE FUND MANAGEMENT, L.P.

By:	/s/ Purnendu Chatterjee
	Name:	Purnendu Chatterjee
	Title:	General Partner

/s/ Purnendu Chatterjee
Purnendu Chatterjee